Misonix, LLC

1938 New Highway

Farmingdale, New York 11735

(631) 694-9555

November 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Withdrawal of Misonix, Inc.’s Registration Statement on Form S-3 (File No. 333-255442)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Misonix, LLC (“Misonix”), as successor by merger to Misonix, Inc. (“Old Misonix”), respectfully requests the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of Old Misonix’s Registration Statement on Form S-3 (File No. 333- 333-255442), together with all the exhibits thereto, initially filed with the Securities and Exchange Commission (the “Commission”) on April 22, 2021 (the “Registration Statement”).

On July 29, 2021, Old Misonix entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bioventus Inc., a Delaware corporation (“Bioventus”), Oyster Merger Sub I, Inc. (“Merger Sub I”), a wholly owned subsidiary of Bioventus, and Oyster Merger Sub II, LLC (“Merger Sub II”), a wholly owned subsidiary of Bioventus. Pursuant to the Merger Agreement, effective as of October 29, 2021, Bioventus acquired Old Misonix through a merger of Merger Sub I with and into the Old Misonix, with Old Misonix continuing as the surviving corporation (the “First Merger”), followed by a merger of Old Misonix with and into Merger Sub II, with Merger Sub II continuing as the surviving entity and a wholly owned subsidiary of Bioventus under the name “Misonix, LLC” (the “Second Merger,” and, together with the First Merger, the “Mergers”). In connection with the Mergers, Misonix, as successor to Old Misonix, determined that it is in its best interest to withdraw the Registration Statement at this time.

Misonix, as successor to Old Misonix, confirms that no securities have been sold pursuant to the Registration Statement.

Misonix also respectfully requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Bioventus’ account to be offset against the filing fee for any future registration statement or registration statements.

Should you have any questions regarding this request for withdrawal, please contact Mark Bekheit of Latham & Watkins LLP by telephone at (650) 328-4600 or email at mark.bekheit@lw.com.

Very truly yours,

Misonix, LLC, as successor by merger to Misonix, Inc.

By:	/s/ Anthony D’Adamio
Anthony D’Adamio
Secretary

cc:	Wesley Holmes

Mark Bekheit

(Latham & Watkins LLP)